                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                 SCHEDULE 13D
                               (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. ___)

                       Triangle Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  89589H 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Jose M. de Lasa                               with a copy to:
Senior Vice President, Secretary              James T. Lidbury
and General Counsel                           Mayer, Brown & Platt
Abbott Laboratories                           190 South LaSalle Street
100 Abbott Park Road                          Chicago, Illinois 60603
Abbott Park, Illinois 60064-3500              (312) 782-0600
(847) 937-6100


--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Persons
                 Authorized to Receive Notices and Communications)


                                 June 2, 1999
--------------------------------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

                         (Continued on following pages)
                            (Page 1 of 12 Pages)


CUSIP NO.: 89589H 10 4                13D
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Abbott Laboratories (# 36-0698440)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (_)
                                                       (b) (_)
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                      (_)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                 Illinois
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                 6,571,428 shares of Common Stock
NUMBER OF        ---------------------------------------------------------------
SHARES           8    SHARED VOTING POWER
BENEFICIALLY          0
OWNED BY         ---------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING             6,571,428 shares of Common Stock
PERSON           ---------------------------------------------------------------
WITH             10   SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                6,571,428 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       (_)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 17.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
                CO
--------------------------------------------------------------------------------

                                                              Page 2 of 12 Pages

ITEM 1.    SECURITY AND ISSUER

     This statement relates to the common stock, par value $0.001 per share (the "Common Stock") of Triangle Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 4 University Place, 4611 University Drive, Durham, North Carolina.

ITEM 2.    IDENTITY AND BACKGROUND

      (a) - (c)    This statement is being filed by Abbott Laboratories, an
Illinois corporation ("Abbott"). Abbott's principal offices are located at 100 Abbott Park Road, Abbott Park, Illinois 60064. Abbott's principal business is the discovery, development, manufacture and sale of a broad and diversified line of health care products and services. The names, business addresses and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the persons specified by Instruction C of the Schedule 13D is set forth on Schedule 1 hereto.

     (d) - (e)     To the knowledge of Abbott, neither Abbott nor any of the
persons specified in Schedule 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)           See (a) - (c) above.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price for the 6,571,428 shares of Common Stock (the "Shares") intended to be purchased under the Common Stock Purchase Agreement made as of June 2, 1999 between the Issuer and Abbott (the "Stock Purchase Agreement") will be $118,285,704. The anticipated source of the funds required to purchase the Shares is the working capital of Abbott.

ITEM 4.   PURPOSE OF THE TRANSACTION

     On June 2, 1999 the Issuer and Abbott executed the Stock Purchase Agreement, a Stockholder Rights Agreement (the "Stockholder Agreement"), a Collaboration Agreement (the "Collaboration Agreement") and a Co-Promotion Agreement (the "Co-Promotion Agreement"). At the closing under the Stock Purchase Agreement, the Issuer and Abbott will also enter into a Manufacturing and Supply Agreement (the "Supply Agreement" and, together with the Stock Purchase Agreement, the Stockholder Agreement, the Collaboration Agreement and the Co-Promotion Agreement, the "Alliance Agreements").

     The closing under each of the Alliance Agreements is conditioned upon the closing under each of the other Alliance Agreements (which closings are collectively referred to as the "Closing") and is expected to occur on or before the fifth business day after the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and satisfaction or waiver of applicable closing conditions, including, without limitation, the receipt by each party of all

                                                              Page 3 of 12 Pages
authorizations, waivers, consents, approvals, licenses, franchises, and permits for the execution, delivery, and performance of the Alliance
Agreements.

     The purpose of the Alliance Agreements is to establish a world-wide strategic alliance between Abbott and the Issuer for six antiviral products (the "Products"). Pursuant to the terms of the Collaboration Agreement, the Issuer and Abbott will collaborate with respect to the clinical development, registration, distribution and marketing of various proprietary pharmaceutical products for the prevention and treatment of human immunodeficiency virus ("HIV") and hepatitis B virus ("HBV"). Among the Products, four are Issuer products, all of which are in development, and two are Abbott products, of which one is approved for treatment of HIV and the other is in Phase III development.

     The full text of the press release filed herewith as Exhibit 99(a)(3) is incorporated herein by this reference.

     Abbott intends to monitor its interests in the Issuer on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests. Subject to the limitations set forth in the Alliance Agreements, Abbott may from time to time acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock then beneficially owned by it, discuss the Issuer's business, operations, or other affairs with the Issuer's management, board of directors, stockholders or others or take such other actions as Abbott may deem appropriate. Notwithstanding the foregoing, except as described in this Item 4 or in Item 6 below, Abbott has no present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Abbott may be deemed to be the beneficial owner of the 6,571,428 Shares which are subject to the Stock Purchase Agreement. Upon issuance, the Shares will represent 17.6% of the total outstanding shares of Common Stock.

     (b) After the Closing, Abbott will have the sole power to vote and to dispose of all 6,571,428 of the Shares.

     (c) Other than the execution of the Stock Purchase Agreement on June 2, 1999, Abbott has not effected any transactions in the Common Stock in the past 60 days.

     (d) - (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     Reference is made to Item 4 above.

     The following summaries of the principal terms of the Stock Purchase Agreement and the Stockholder Agreement do not purport to be complete and reference is made to the full text of such agreements which are filed as exhibits to this statement and are incorporated herein by this reference.


                                                              Page 4 of 12 Pages

A.    STOCK PURCHASE AGREEMENT

The Stock Purchase Agreement obligates Abbott to buy and the Issuer to sell, at Closing, 6,571,428 shares of Common Stock (the "Maximum Shares"), at a price of $18.00 per share, for an aggregate purchase price of $118,285,704. The Maximum Shares will represent, after issuance, approximately 17.6% of the outstanding voting securities of the Issuer. Under the Stock Purchase Agreement, the Issuer will seek a written determination from the NASDAQ Stock Market that the purchase and sale of the Maximum Shares (as defined below) does not require stockholder approval under Rule 4460 of the Nasdaq
National Market Issuer Designation Requirements (a "Written
Determination"). If the Company does not receive a Written Determination, then the Stock Purchase Agreement obligates Abbott to buy and the Issuer to sell, at closing, 6,116,229 shares of Common Stock (the "Minimum Shares"), at a price of $18.00 per share, for an aggregate purchase price of $110,092,122. The Minimum Shares would represent, after issuance, approximately 16.6% of the outstanding voting securities of the Issuer.

    If Abbott buys the Minimum Shares at the Closing, then the Company will submit for stockholder consideration and approval the issuance and sale to Abbott of an additional 455,199 shares of Common Stock (the "Make-Up
Shares" and, together with the Minimum Shares, or the Maximum Shares, or any portion thereof the "Shares"). The Issuer's board of directors will recommend approval of the issuance of the Make-Up Shares to Abbott and take all lawful action to solicit such approval. If approved by stockholders, then the Issuer will issue and sell to Abbott the Make-Up Shares, at a price of $18.00 per share, for an aggregate purchase price of $8,193,582.

    The Issuer has adopted an amendment to the Rights Agreement, dated as of February 1, 1999 (the "Rights Agreement"), by and between the Issuer and American Stock Transfer and Trust Company, as Rights Agent, that permits Abbott, after the Closing, to acquire up to 21% of Common Stock without triggering the provisions of the Rights Agreement, until such time as Abbott holds less than the Minimum Purchaser Interest (as defined below).

    The purchase of Shares has been approved by the board of directors prior to the date of the Stock Purchase Agreement for the purposes of Section 203 of the Delaware General Corporation Law such that after the date of the Stock Purchase Agreement, neither Abbott nor any of its affiliates are subject to the restrictions on business combination transactions set forth in Section 203 with respect to the Issuer on account of such purchase. The Stock Purchase Agreement is subject to termination if the closing has not occurred within 90 days of June 2, 1999 or upon the termination of the Collaboration Agreement.

B.   STOCKHOLDER AGREEMENT

     Under the Stockholder Agreement, at any time following the Registration Rights Date (as defined below), the Issuer has agreed to register with the Securities and Exchange Commission (the "SEC") for public sale, all or a portion of the Shares upon request by Abbott (the "Demand Rights"). The Issuer will not be obligated to file a registration statement for the Shares unless Abbott proposes to sell a minimum aggregate of $10,000,000 of Shares or 600,000 Shares, whichever is less, pursuant to such registration. The Issuer will not be obligated to effect any more than one registration in any consecutive 12 month period and the Issuer will not be obligated to effect more than three registrations based on Demand Rights.

                                                              Page 5 of 12 Pages

     If, at any time following the Registration Rights Date (as defined below), the Issuer determines to register any of its securities, either for its own account or for the account of a security holder or holders exercising their respective registration rights, other than (a) a registration relating solely to employee benefit plans on Form S-8 or (b) a registration on Form S-4 relating solely to a transaction subject to Rule
145 under the Securities Act, then the Issuer will notify Abbott and use its reasonable efforts to include in such registration, and any underwriting involved therein, all Shares not previously registered or otherwise sold to the public and requested by Abbot to be included (the "Piggyback Rights").

     Abbott will not be entitled to exercise any Demand Rights or Piggyback Rights before the Registration Rights Date. If the Issuer has not received approval from the U.S. Food and Drug Administration of a minimum of two HIV products by January 1, 2002, then the Registration Rights Date shall be June 30, 2002. If the Issuer has received approval from the U.S. Food and Drug Administration of a minimum of two HIV products by January 1, 2002, then the Registration Rights Date shall be June 30, 2003.

     Abbott will not be entitled to exercise any Demand Rights or Piggyback Rights after the earlier of (a) such time as Abbott can sell all of the Shares within a given three-month period without compliance with the registration requirements of the Securities Act pursuant to Rule 144 and
(b) the date when the aggregate number of shares of Common Stock of the Issuer held by Abbott is less than 7.0% of the total number of outstanding shares of Common Stock (the "Minimum Purchaser Interest").

     Abbott has agreed that during the period commencing at the Closing until the Registration Rights Date (the "Initial Restricted Period"), neither it nor any of its affiliates will, directly or indirectly, sell, contract to sell or otherwise transfer or dispose of the Shares. For so long as Abbott maintains the Minimum Purchaser Interest and during the period commencing at the last day of the Initial Restricted Period until the second anniversary of the Registration Rights Date, Abbott has further agreed that it will not, directly or indirectly, sell, contract to sell or otherwise transfer or dispose of the Shares other than in compliance with the volume restrictions then set forth under Rule 144.

     In the event that Abbott desires to transfer any Shares after the Initial Restricted Period, the Issuer will have an exclusive, irrevocable, assignable option to purchase some or all such Shares (the "Issuer Option"). In the event that the Issuer notifies Abbott that it is not interested in purchasing the Shares or fails to give proper notice of its intent to exercise the Issuer Option, then Abbott will be free to sell or transfer the Shares to any third party. The Issuer Option does not apply to sales (a) which are registered under the Securities Act or made pursuant to Rule 144; (b) which, to Abbott's knowledge, are not made to any one purchaser in amount exceeding the lesser of an aggregate of $5,000,000 and 300,000 Shares (the "Maximum Purchase Amount") and (c) with respect to which Abbott has obtained a written agreement from the underwriter to allocate no more than the Maximum Purchase Amount to any one purchaser.

     If the Issuer sells securities, then, subject to certain exceptions, the Issuer will offer to Abbott the right to purchase the number of securities that are necessary to prevent a reduction in Abbott's percentage ownership in the Issuer's capital stock as calculated on a fully diluted basis prior to the sale.

     Commencing at the Closing and through June 30, 2005 (the "Standstill Period"), Abbott has agreed not to acquire beneficial ownership of any additional shares of Common Stock, any securities convertible into or exchangeable for Common Stock, or any other right to acquire Common Stock except by way of


                                                              Page 6 of 12 Pages
stock dividend or other distributions of Common Stock made available to holders of Common Stock generally, if, after giving effect to such acquisition of additional shares, the total beneficial ownership of Abbott would exceed twenty-one percent (the "Ownership Limitation") of the Issuer's total Common Stock then outstanding, without the Issuer's consent. During the Standstill Period, Abbott and its affiliates will not (i) make, participate or encourage any solicitation of proxies, (ii) subject any Common Stock to a voting trust or other voting arrangement or (iii) form, join or encourage the formation of a group of persons, which group would be required to file a
Schedule 13D with the SEC. If a person has taken all steps legally required to commence a formal tender offer or has publicly announced its intention to commence a formal tender offer or if the board of directors of the Issuer has made a decision to dispose of all or substantially all of the assets of the Issuer or to merge or consolidate the Issuer with another company, then the restrictions discussed above in this paragraph will toll and have no force and effect until the circumstances that triggered such tolling have ceased.

     Following the Closing, the Issuer has agreed to increase to eight the number of members constituting the board of directors of the Issuer and to nominate and support for election to the Issuer's board an individual designated by Abbott to the class of directors whose term expires at the 2002 annual meeting. The Stockholders Agreement provides that, as long as Abbott holds at least the Minimum Purchaser Interest, the Issuer will use its reasonable efforts to cause its board of directors to nominate and support for election such number of individuals designated by Abbott which, together with the initially elected director nominated by Abbott, would reflect the percentage of Common Stock owned by Abbott and its subsidiaries.

     The Stockholder Agreement is subject to termination if the Effective Date has not occurred within 90 days of June 2, 1999 or upon the termination of the Collaboration Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.          DESCRIPTION
-----------          -----------
99(a)(1)             Stock Purchase Agreement made as of June 2, 1999.

99(a)(2)             Stockholder Rights Agreement made as of June 2, 1999.

99(a)(3)             Press Release dated June 3, 1999.


                                                              Page 7 of 12 Pages

                                   SCHEDULE 1

                  Information Concerning Executive Officers and
                        Directors of Abbott Laboratories

     The current corporate officers and directors of Abbott Laboratories are listed below. The address of Abbott Laboratories is: Abbott Laboratories, 100 Abbott Park Road, Abbott Park, Illinois 60064-3500. Abbott Laboratories does not consider all of its corporate officers TO be executive officers as defined by the Securities Exchange Act of 1934 or Releases thereunder. Unless otherwise indicated, all positions set forth below opposite an individual's name refer to positions within Abbott Laboratories, and the business address listed for each individual not principally employed by Abbott Laboratories is also the address of the corporation or other organization which principally employs that individual.

                           POSITION/PRESENT PRINCIPAL
                            OCCUPATION OR EMPLOYMENT
NAME                   AND BUSINESS ADDRESS                   CITIZENSHIP


CORPORATE OFFICERS
------------------
Miles D. White(1)           Chairman of the Board and                  U.S.A.
                            Chief Executive Officer

Robert L. Parkinson, Jr.(1) President and Chief Operating Officer      U.S.A.

Joy A. Amundson(1)          Senior Vice President, Ross Products       U.S.A.

Thomas D. Brown(1)          Senior Vice President, Diagnostic          U.S.A.
                            Operations

Gary P. Coughlan(1)         Senior Vice President, Finance and Chief   U.S.A.
                            Financial Officer

Jose M. de Lasa(1)          Senior Vice President, Secretary and       U.S.A.
                            General Counsel

William G. Dempsey(1)       Senior Vice President, Chemical and        U.S.A.
                            Agricultural Products

Richard A. Gonzalez(1)      Senior Vice President, Hospital Products   U.S.A.

Arthur J. Higgins(1)        Senior Vice President, Pharmaceutical      United Kingdom
                            Operations

Thomas M. Wascoe(1)         Senior Vice President, Human Resources     U.S.A.





                                                              Page 8 of 12 Pages


CORPORATE OFFICERS
------------------
CONTINUED
---------

Josef Wendler(1)            Senior Vice President, International       Germany
                            Operations

Catherine V. Babington      Vice President, Investor Relations and     U.S.A.
                            Public Affairs

Patrick J. Balthrop         Vice President, Diagnostic Commercial      U.S.A.
                            Operations

Mark E. Barmak              Vice President, Litigation and Government  U.S.A.
                            Affairs

Christopher B. Begley       Vice President, Abbott Health Systems      U.S.A.

Christopher A. Bleck        Vice President, Pediatrics, Ross Products  U.S.A.

Douglas C. Bryant           Vice President, Diagnostic Operations,     U.S.A.
                            Asia and Pacific

Gary R. Byers               Vice President, Internal Audit             U.S.A.

Thomas F. Chen              Vice President, Pacific, Asia, and Africa  U.S.A.
                            Operations

Kenneth W. Farmer           Vice President, Management Information     U.S.A.
                            Services and Administration

Edward J. Fiorentino        Vice President, Pharmaceutical Products,   U.S.A.
                            Marketing and Sales

Gary L. Flynn(1)            Vice President and Controller              U.S.A.

Thomas C. Freyman           Vice President, Hospital Products          U.S.A.
                            Controller

Stephen R. Fussell          Vice President, Compensation and           U.S.A.
                            Development

David B. Goffredo           Vice President, European Operations        U.S.A.

Robert B. Hance             Vice President, Diagnostic Operations,     U.S.A.
                            Europe, Africa and Middle East


                                                              Page 9 of 12 Pages


CORPORATE OFFICERS
------------------
CONTINUED
---------

Guillermo A. Herrera        Vice President, Latin America and Canada   Colombia
                            Operations

James J. Koziarz            Vice President, Diagnostic Products        U.S.A.
                            Research and Development

John M. Leonard             Vice President, Pharmaceutical             U.S.A.
                            Development

Greg W. Linder              Vice President and Treasurer               U.S.A.

John F. Lussen              Vice President, Taxes                      U.S.A.

Edward L. Michael           Vice President, Diagnostic Assays and      U.S.A.
                            Systems

Daniel W. Norbeck           Vice President, Pharmaceutical Discovery   U.S.A.

Edward A. Ogunro            Vice President, Hospital Products          U.S.A.
                            Research and Development

Theodore A. Olson           Vice President                             U.S.A.

William H. Stadtlander      Vice President, Ross Medical Nutritional   U.S.A.
                            Products

Marcia A. Thomas            Vice President, Corporate Quality          U.S.A.
                            Assurance and Regulatory Affairs

Steven J. Weger, Jr.        Vice President, Corporate Planning and     U.S.A.
                            Development

Susan M. Widner             Vice President, Diagnostic Operations,     U.S.A.
                            U.S. and Canada

Lance B. Wyatt              Vice President, Corporate Engineering      U.S.A.

                                                             Page 10 of 12 Pages

                            POSITION/PRESENT PRINCIPAL
                            OCCUPATION OR EMPLOYMENT
NAME                        AND BUSINESS ADDRESS                   CITIZENSHIP


DIRECTORS
---------
H. Laurance Fuller          Co-Chairman of the Board                   U.S.A.
                             BP Amoco, p.l.c.
                             200 East Randolph Drive
                             Mail Code 3000
                             Chicago, Illinois 60601
                             (integrated petroleum and chemicals
                             company)

David A. Jones              Chairman of the Board                      U.S.A.
                             Humana Inc.
                             500 W. Main Street
                             Humana Building
                             Louisville, Kentucky 40201
                             (health plan business)

Jeffrey M. Leiden,          Frederick H. Rawson Professor of           U.S.A.
M.D., Ph.D.                  Medicine and Pathology
                             University of Chicago Medical School
                             5841 S. Maryland Avenue
                             Mail Code 6080
                             Chicago, Illinois 60637

The Rt. Hon. the Lord       Physician, Politician, and Businessman     United Kingdom
Owen CH                      78 Narrow Street
                             Limehouse,
                             London, E14 8BP, England

Robert L. Parkinson, Jr.    Officer of Abbott                          U.S.A.

Boone Powell, Jr.           President and Chief Executive Officer      U.S.A.
                             Baylor Health Care System and
                             Baylor University Medical Center
                             3500 Gaston Avenue
                             Dallas, Texas 75246

Addison Barry Rand          Former Executive Vice President            U.S.A.
                             Xerox Corporation
                             100 First Stamford Place, Floor 2S
                             Stamford, Connecticut 06904
                             (document processing, insurance and
                             financial services company)


                                                              Page 11 of 12 Pages


DIRECTORS - CONTINUED
---------------------
W. Ann Reynolds, Ph.D.      President
                             Office of the President                   U.S.A.
                             The University of Alabama at Birmingham
                             Suite 1070 Administration Building
                             701 S. 20th Street
                             Birmingham, Alabama 35294-0110

Roy S. Roberts              Vice President and Group Executive North   U.S.A.
                             American Vehicle Sales, Service and
                             Marketing
                               General Motors Corporation
                               20 Renaissance Center
                               Mail Code 482-B33-B82
                               Detroit, Michigan 48265
                             (manufacturer of motor vehicles)

William D. Smithburg        Retired Chairman, President and Chief      U.S.A.
                            Executive Officer The Quaker Oats Company
                             676 N. Michigan Avenue
                             Suite 3860
                             Chicago, Illinois 60611
                             (worldwide food manufacturer and
                             marketer of beverages and grain-based
                             products)

John R. Walter              Chairman                                   U.S.A.
                             Manpower Inc.
                             5301 North Ironwood Road
                             Milwaukee, Wisconsin 53217
                             (employment services organization)

William L. Weiss            Chairman Emeritus, Ameritech Corporation   U.S.A.
                             One First National Plaza
                             Suite 2530C
                             Chicago, Illinois 60603-2006
                             (telecommunications company)

Miles D. White              Officer of Abbott                          U.S.A.


(1)Pursuant to Item 401(b) of Regulation S-K Abbott has identified these persons as "executive officers" within the meaning of Item 401(b).

                                                             Page 12 of 12 Pages

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 1999


                                     ABBOTT LABORATORIES


                                     By: /s/ Gary L. Flynn
                                        -----------------------------------
                                     Name: Gary L. Flynn
                                     Title: Vice President and Controller